January 23, 2014
VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-4628
Mail Stop 4628
Re:      Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 19, 2013
            Supplemental Response dated December 18, 2013
            File No. 1-08968

Dear Mr. Schwall:

The Company acknowledges receipt of the letter dated January 10, 2014 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced document (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We appreciate the extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before February 3, 2014.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
January 23, 2014

* * * * *

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ Robert G. Gwin

cc:       Eric D. Mullins, Chairperson, Audit Committee
            Mark L. Zajac, KPMG LLP
            D. Alan Beck, Jr., Vinson & Elkins L.L.P.
            Ethan Horowitz, Accounting Branch Chief, U.S. Securities and Exchange Commission